Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, James A. Israel, President of Deere Credit Services, Inc., certify:

A review of the activities of Deere Credit Services, Inc. for the period from November 1, 2011 through October 31, 2012 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of April 20, 2011 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2011 has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 11, 2013	Deere Credit Services, Inc.

	By	/s/ James A. Israel

James A. Israel

President